Delaware Investments Global Dividend
and Income Fund, Inc.

N-SAR Exhibit List


Exhibit 77.D		Changes to Funds
Investment Strategies and Policies

On August 16, 2007, the Funds Board of
Directors approved the following changes in the Funds investment policies. The changes became effective on March 29, 2008.

Under normal market conditions, the Fund will invest at least 40% of its assets
(including leveraged assets) in securities of non-U.S. issuers, unless market conditions are not deemed favorable by the Manager, in which case the Fund would invest at least
30% of its assets (including leveraged
assets) in securities of non-U.S. issuers. The
Fund may not, however, invest more than
50% of its total assets in the securities of any developed or emerging markets foreign country.